[Letterhead of Cadwalader, Wickersham & Taft LLP]

January 23, 2012

Katherine Hsu, Esq.
Office Chief
Division of Corporate Finance
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-177354) Filed on December 23, 2011

Dear Ms. Hsu:

We are counsel to UBS Commercial Mortgage Securitization Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated January 10, 2012 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 2, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked versions.

Katherine Hsu, Esq.
January 23, 2012

Risks Related to the Offered Certificates, page S-82

The Limited Nature of Ongoing Information May Make It Difficult for You to Resell Your
Certificates, page S-89

1.
We note your response to prior comment 5 and reissue in part. In your revisions to reflect the registrant’s ongoing reporting obligations pursuant to the Exchange Act Section 15(d) and Rule 15d-22(b) on page S-89, in which you provided a parenthetical reference to the Exchange Act reporting obligations, the disclosure appears to imply that the reports delivered by the certificate administrator include the Exchange Act reports; however, the Exchange Act reports are separate obligations required by Exchange Act Section 15(d). We also note that similar revisions have not been made elsewhere, including but not limited, to page S-233 under “Method of Distribution” and page 11 of the base prospectus. Please revise accordingly.

The Staff’s requested change has been made.  See pages S-89 and S-235 of the Prospectus Supplement and page 11 of the Base Prospectus.

Description of the Trust Funds, page 32

MBS, page 38

2.
We note your response to prior comment 6 and reissue in part. Please revise the prospectus supplement, specifically page S-139, to (1) incorporate the bullet points included in the base prospectus on page 39; and (2) address the comments we have issued below on your disclosure relating to MBS included in an asset pool.

The Staff’s requested change has been made.  See page S-140 of the Prospectus Supplement and page 39 of the Base Prospectus.

3.
We note the bullet point on page 39 of the base prospectus stating that if the MBS issuer is required to file reports under the Exchange Act, the related prospectus supplement will describe how to locate such reports. Please revise to state how investors will locate information relating to the issuer of the MBS if the issuer is not required to file reports under the Exchange Act. To the extent that information will not be available regarding the issuer(s) of the MBS, please revise to so state. Also, add a risk factor to explain what information will not be available to holders of the certificate or supplementally explain to us why such a risk factor is not needed.

Katherine Hsu, Esq.
January 23, 2012

The Staff’s requested change has been made. See pages S-89 and S-140 of the Prospectus Supplement and page 39 of the Base Prospectus.

4.
We note your revisions to this section and in the prospectus supplement in response to our prior comments 6 and 7. We note that you will provide information regarding the type of mortgage loan underlying the MBS and such other “applicable” information. Please revise to add disclosure that you will provide the applicable information as required by Regulation AB.

The Staff’s requested change has been made.  See page S-140 of the Prospectus Supplement and page 39 of the Base Prospectus.

5.
We note your response to prior comment 6. Please also revise to disclose the information that you will provide relating to any significant obligor of the pool that is an issuer of MBS. Refer to Item 1112 of Regulation AB.

The Staff’s requested change has been made.  See page S-140 of the Prospectus Supplement and page 39 of the Prospectus.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc.           David Nass
Greg Walker